



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Ronald A. Robins, Jr.
Abercrombie & Fitch Co.
rocky_robins@abercrombie.com

Re: Abercrombie & Fitch Co.

Dear Mr. Robins:

This is in response to your letter dated March 6, 2013 concerning the shareholder proposal submitted to Abercrombie by the International Brotherhood of Electrical Workers Pension Benefit Fund for inclusion in Abercrombie's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Abercrombie will include the proposal in its proxy materials and that Abercrombie therefore withdraws its February 21, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

EST. 1892
Abercrombie
& Fitch
NEW YORK

Via E-Mail

March 6, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Abercrombie & Fitch Co.*
Withdrawal of No-Action Request with Respect to Stockholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund

Ladies and Gentlemen:

On February 21, 2013, Abercrombie & Fitch Co. (the "Company") submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the stockholder proposal and supporting statement (the "Proposal") submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund (the "Proponent") may be omitted from the proxy materials for the Company's 2013 Annual Meeting of Stockholders.

Based on a recently-released response by the Staff to an unrelated registrant regarding a substantially similar stockholder proposal, the Company has decided to include the Proposal in the Company's proxy materials for its 2013 Annual Meeting of Stockholders. Accordingly, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to the Proponent.

If you have any questions with respect to the foregoing, please contact me at (614) 283-6861.

Very truly yours,

Abercrombie & Fitch Co.



Ronald A. Robins, Jr.
Senior Vice President, General Counsel and Corporate Secretary

cc: Elizabeth Turrell Farrar
Vorys, Sater, Seymour and Pease LLP (via e-mail)

Salvatore (Sam) J. Chilia
Trustee,
Trust for the International Brotherhood of Electrical Workers'® Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

15943924



March 5, 2013

<u>VIA EMAIL</u>
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Abercrombie & Fitch Co. by The International Brotherhood of Electrical Workers Pension Benefit Fund, the AFL-CIO Equity Index Fund and the Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of The International Brotherhood of Electrical Workers Pension Benefit Fund, the AFL-CIO Equity Index Fund and the Trowel Trades S&P 500 Index Fund ("the Proponents") in response to a February 21, 2013, letter from Abercrombie & Fitch Co. ("the Company"), which seeks to exclude from its proxy materials for its 2013 annual meeting of shareholders the Proponents' precatory shareholder proposal.

The Proposal urges the Company's Compensation Committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance by requiring shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers. This policy is to be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response also is being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded because it is (a) misleading and vague and (b) it has been already substantially implemented. The Proponents respectfully submit that the relief sought by the Company should be denied for the following reasons.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

A. The Proposal enables shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires—adoption of a policy that would require at the time shareholders approve Section 162(m) equity compensation plans specification of what awards will result from what performance.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

There is nothing vague or indefinite or misleading about the plain, simple and concise language in the RESOLVED section of the Proposal. It precisely urges that the Compensation Committee ("the Committee") adopt a policy:

--"that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance."

--"The policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ('performance standards') for at least a majority of awards to the named executive officers."

The SUPPORTING STATEMENT goes on to provide examples of how to satisfy this policy:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.

The Company's Notice of Intention to Omit Stockholder Proposal ("the Company's Statement") attempts to confuse the reasonable and certain requirements of the Proposal by raising a series of peripheral questions. However, as a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

The Staff's recent decision in *Citigroup Inc.* (Feb. 5, 2013) was that identical terms satisfied the test for reasonable certainity.

Nonetheless, the Proponents will address the peripheral questions raised in pages three to six of the Company's Statement to illustrate why they fail to satisfy the test of reasonable certainty. The Company's Statement argues there is uncertainty about the terms: quantifiable performance metrics, numerical formulas and payout schedule, majority of awards and all equity compensation plans.

Quantifiable performance metrics, numerical formulas and payout schedules

Abercrombie & Fitch Co. claims confusion over what constitutes "quantifiable performance metrics, numerical formulas and payout schedules" simply because there are a variety of ways to develop metrics, formulas and payout schedules. Per the Proposal, the Committee has complete discretion to determine the precise metrics, formulas and payouts and to resolve potential questions on the implementation of those performance standards. The Proposal seeks only that those decisions be disclosed in advance to shareholders to enable them to make an informed vote on Section 162(m) equity compensation plans.

As to the Company's question of "...whether each component of the performance metrics needs to be approved individually, or on a consolidated basis" it would seem logical to present the items together since they are related aspects that determine the amount of equity awards granted to the named executive officers. However, if the Committee wishes to present them as three separate items for shareholders to approve, the Proposal gives it the discretion to do so. Again, the Proposal seeks only that those decisions be disclosed in advance to shareholders to enable them to make an informed vote on Section 162(m) equity compensation plans.

The Company also asks, "...whether those metrics apply to the Company as a whole or for each operating segment of the Company." Again, the Committee has the discretion to determine the metrics, whether related to Company-wide performance or performance by operating segment. Once again, the Proposal seeks only that those decisions be disclosed in advance to shareholders to enable them to make an informed vote on Section 162(m) equity compensation plans.

Page four of the Company's Statement argues: "The Proponent's own examples have no specific numerical formulas or payout schedules, which directly contradicts the mandate of the Proposal." Since the Company seems confused about the straight forward examples cited in the Proposal, the Proponents identify below in parenthesis, bold and underlined font, each of the "performance metrics," "formulas," and payout schedules" using the examples provided in the Proposal.

1. If the Company's share price **(share price is the metric)** increases 10 percent over its Peer Group for a 36-month period **(10 percent increase over 36 months is the formula for measuring the metric)**, the CEO shall receive a grant of 100,000 Company shares **(100,000 shares is the payout)**.

2. If the Company's operating income **(operating income is the metric)** increases 10 percent over five years **(10% increase over five years is the formula for measuring the metric)**, the CEO shall receive a grant of 100,000 Company shares **(100,000 shares is the payout)**.

Citigroup, whose request for no action on the exact same proposal was denied by the SEC Staff in *Citigroup, Inc.* (Feb. 5, 2013), recently issued a Form 8-K dated Feb. 19, 2013 that provided shareholders with the performance metrics, formulas and payout schedules for its equity-based awards in 2012. In explaining how awards were calculated Citigroup used a similar format to the examples the Proponents provided in the Proposal.

Page six of the Citigroup Form 8-K reads: "*Example:* If Citi has return on assets of 0.725% and is at the 50th percentile in relative shareholder return, the executives will receive 75% of the target performance share units initially awarded, assigning equal weight to performance against the return on assets metric (50% performance) and the total shareholder return metric (100% performance)." In the Citigroup example, return on assets and relative shareholder return are the metrics, 0.725% for return on assets and the 50th percentile for relative shareholder return are the formulas to measure the metrics and 75% of target performance share units is the payout. These examples give shareholders a clear understanding of how performance-based equity awards are determined.

Majority of awards

The Company also purports confusion as to the definition of "a majority of awards to the named executive officers." Again, the Proposal gives the Committee full discretion to decide how to define a majority, whether based on a majority derived from the number of awards or a majority derived from the compensation generated from the awards. In addition, it would seem that either calculation would provide the same result, that the total number of shares would reflect a majority of the total value of shares. Common sense dictates subjecting each award to the allocation is the surest way to guarantee that a majority of all Section 162(m) awards made to the named executive officer satisfy the Proposal. For example, if a named executive officer receives a 100,000 share Section 162(m) award on March 15, 2013, at least 50,001 of the shares should be subject to the specific standards sought in the Proposal.

As to the Company's question on whether a majority of awards to the named executive officers means (a) at least a majority of awards to each named executive officer, or (b) at least a majority of awards to the named executive officers collectively, the Proposal includes all the named executive officers eligible to receive equity awards under the Section 162(m) plans. Common sense and logic dictate that a majority should be calculated per each named executive officer. Otherwise, if the majority of awards is calculated on a collective basis, large grants to the CEO may crowd out awards to other executive officers that receive fewer equity awards. Although Proponents do not believe it is necessary, they would be willing to revise the RESOLVED section of the Proposal if the SEC feels it would be helpful so that the second sentence would conclude "...to each named executive officer" (see Addendum A for revised language).

The Company's final note on this point, that the "Proposal is unclear as to whether the "majority of awards" requirement would apply retroactively to include any previously-granted awards, or if the requirement would only apply to new awards," the Proposal is crystal clear. The last sentence of the RESOLVED clause states, "This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect." The Proposal is prospective and does not include any previously granted awards.

All equity compensation plans

On page five of the Company's Statement, the Company argues it is unclear which equity compensation plans the Proposal covers and whether it covers amendments and/ or new performance standards that are submitted to shareholders for approval. Again, the Proposal is crystal clear on these points. As explained in the RESOLVED clause, the Proposal covers "all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code." Therefore, as to which of the Company's plans or amendments to those plans are covered by the Proposal, the answer is <u>any and all equity plans that qualify under Section 162(m)</u>. If the Company wishes to submit new performance standards to shareholders for their approval, as it did in 2011, the RESOLVED clause of the Proposal provides guidance on that as well: "If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification."

B. The Proposal has not been substantially implemented.

The Company goes to great lengths to argue that the language of the Proposal is so vague that it is misleading. Then in its next breath, the Company suggests it understands the language so well, in fact, that it assures the SEC Staff the request has already been implemented! As has been shown, the Proposal is neither vague nor misleading. <u>See</u> *Citigroup Inc.* (Feb. 5, 2013). As will be shown, the Proposal has not been substantially implemented.

As stated earlier, the intent of the Proposal is to give shareholders precise information to enable them to make informed decisions about whether the Company's Section 162(m) equity compensation plans warrant approval. The whole point of the proposal is for shareholders to know what awards will result from what performance at the time they approve the equity compensation plan for a majority of the Section 162(m) awards instead of granting the Committee a blank check on picking metrics, formulas and payouts.

The Company obscures this ability of shareholders by both providing too much and too little information. Abercrombie & Fitch Co. argues that it has implemented the Proposal because in its Form 8-K of June 17, 2011 it provided a list of eleven metrics used to evaluate performance. It is impossible for shareholders to know which of the eleven options the Committee will use to judge performance. It is also impossible for shareholders to know how the relevant metrics are weighed. For example, the first metric listed by the Company is: "gross sales, net sales, or comparable store sales." If Abercrombie & Fitch Co. is confused over how to calculate a simple term like "majority," how can it honestly suggest naming three measures as one metric without any further explanation provides shareholders any clarity on how the Committee evaluates performance? The Proponents could fill an encyclopedia with potential pay-out scenarios that come to mind from this metric. A few questions to start might include, is achievement based on these three measures equally, with each valuing one-third of the weight? Are payouts to the named executive officers based on a sliding scale of increases to these numbers or does the Committee require a specific number to be reached? Must there be an increase in one or all three of these measures for this metric to be considered achieved? The SEC Staff should note this is only one of **<u>eleven</u>** performance metrics the Company cites for its 2007 and 2005 Plans.

The Company goes on to state that because it anticipates increasing the percentage of Performance Share Awards in the future and because it has added a performance component to the vesting schedule for restricted stock units, it is somehow addressing the intent of the Proposal. These developments do not relate to the Proposal and are beside the point. The Proposal does not request the Company adjust or increase the performance-based awards currently in place. Likewise, it also does not ask that performance components be added to time-vested restricted stock awards. Rather, the Proposal asks that the Company lift the curtain on how performance awards are evaluated. The Proposal requests that when shareholders vote on Section 162(m) equity compensation plans going forward, the Company disclose the quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers.

In short, the Proposal is not satisfied simply because the Committee unilaterally applies performance standards to a fragment of awards under existing equity compensation plans. The Proposal is seeking a policy that when future equity compensation plans are tendered to shareholders for approval, shareholders will be able to know for the majority of awards what awards will be generated by what level of performance.

On page 10 of the Company's Statement, the Company notes the duties of the Committee and suggests implementation of the Proposal would interfere with those duties. Implementation of the Proposal does not negate any of the Committee's duties. The Committee would still be able to develop the processes and procedures for the consideration and determination of executive compensation—but the timing will be different for a majority of Section 162 (m) equity awards to named executive officers. For those awards, the Committee will develop plans that disclose the metrics, formulas and payouts to shareholders at the time the plans are tendered to the shareholders for approval. For the remaining 49% of the Section 162(m) awards and all non-Section 162(m) awards, the Committee would be able to function as it has in the past.

The Company also notes on the same page that "as a practical matter, the implementation of the Proposal would also (a) negate the Company's ability to adjust its equity compensation program to address changes in applicable tax and other laws and regulations, which would not be in the best interest of the Company or its stockholders and (b) create a static performance-based awards system that could not be modified to address future best practices in executive compensation without first going back to the stockholders for approval." That is a complete misreading of the Proposal. The RESOLVED section of the Proposal clearly states: "If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification."

For the foregoing reasons, the Proponents submit that the relief sought in the Company's no action letter should not be granted because the Proposal has not been implement and the SEC Staff's recent decision in *Citigroup Inc.* should serve as precedent here on vagueness grounds. Therefore, it is the Proponents' view that the relief sought in the Company's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at Obrien@marcoconsulting.com.

Very Truly Yours,



Maureen O'Brien
Assistant Director
Proxy Services

cc: Ronald A. Robins, Jr.
Senior Vice President, General Counsel and
Corporate Secretary
6301 Fitch Path
New Albany, OH 43054
Rocky_robins@abercrombie.com

Elizabeth Turrell Farrar
Legal Counsel
Vorys, Sater, Seymour and Pease LLP
52 East Gay St., PO Box 1008
Columbus, OH 43216-1008
etfarrar@vorys.com

Addendum A

Proposal with "to each named executive officer" added to the end of the second sentence of the RESOLVED clause.

RESOLVED: Shareholders of Abercrombie & Fitch Co. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to each named executive officer. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 25 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Long Term Incentive Plan provides awards may be subject to a potpourri of 11 metrics including but not limited to: Gross sales, net sales or comparable store sales; Gross margin, cost of goods sold, mark-ups or mark-downs; Selling, general and administrative expenses; Operating income, earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; Net income or net income per share of Common Stock.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--If the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--If the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares..

VORYS

Vorys, Sater, Seymour and Pease LLP
Legal Counsel

52 East Gay St.
PO Box 1008
Columbus, Ohio 43216-1008

614.464.6400 | www.vorys.com

Founded 1909

Elizabeth Turrell Farrar
Direct Dial (614) 464-5607
Direct Fax (614) 719-4708
Email etfarrar@vorys.com

February 21, 2013

VIA OVERNIGHT CARRIER AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co. – Notice of Intention to Omit Stockholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund

Ladies and Gentlemen:

On behalf of Abercrombie & Fitch Co. (the "Company") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am forwarding herewith the notice of the Company's intention to omit the stockholder proposal submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund (the "Proponent") by letter dated January 4, 2013. One copy of the Company's notice is being filed with the Commission by e-mail transmission. The Company is also filing six copies of the Company's notice, together with the related stockholder proposal, to the Commission via overnight delivery.

We have also concurrently sent a copy of the notice to the Proponent by e-mail, fax and overnight carrier.

The Company's notice is being filed with the Commission not later than 80 calendar days before the Company will file its definitive proxy materials for the 2013 Annual Meeting of Stockholders.

Very truly yours,



Elizabeth Turrell Farrar

ETF/etf

Via E-Mail and FedEx

February 21, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Abercrombie & Fitch Co.*
Notice of Intention to Omit Stockholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund

Ladies and Gentlemen:

On behalf of Abercrombie & Fitch Co., a Delaware corporation (the "*Company*"), we are filing this letter by e-mail to: shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), the Company is also filing six paper copies of this letter, together with the related stockholder proposal (the "*Proposal*") submitted by the Board of Trustees of the International Brotherhood of Electrical Workers'® Pension Benefit Fund (the "*Proponent*") for inclusion in the Company's proxy materials for the 2013 Annual Meeting of Stockholders (the "*2013 Proxy Materials*").

This letter is being filed with the Securities and Exchange Commission (the "*Commission*") by the Company not later than 80 calendar days before the Company will file its definitive 2013 Proxy Materials with the Commission. We have also concurrently sent a copy of this correspondence to the Proponent by e-mail, fax and overnight courier.

The Proponent is required to send to the Company a copy of any correspondence that the Proponent submits to the Commission or the staff of the Division of Corporation Finance (the "*Staff*"). We request that, if the Proponent submits additional correspondence to the Staff, such correspondence be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008).

The Proposal is attached to this letter as Exhibit A. The Proposal, in pertinent part, requests that the Company's stockholders adopt the following resolution:

> RESOLVED: Shareholders of Abercrombie & Fitch Co. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical

formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2013 Proxy Materials. We respectfully request that the Staff confirm it will not recommend any enforcement action to the Commission if the Company omits the Proposal under: (a) Rule 14a-8(i)(3) and Rule 14a-9; or (b) Rule 14a-8(i)(10).

GROUNDS FOR EXCLUSION

I. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(3) and Rule 14a-9 Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

A. Background.

Under Rule 14a-8(i)(3), a stockholder proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff clarified that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has consistently permitted the exclusion of stockholder proposals to change compensation policies and procedures which are determined to be vague and indefinite. *See General Electric Co.* (avail. Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what measures the proposal requires); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring stockholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal which called for a policy of compensating "executives in the upper management ... based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were within the scope of the proposal); *General Electric Co.* (avail. Feb. 5, 2003) (concurring with the exclusion of a proposal requiring "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds because the proposal used vague and undefined key terms).

In addition, the Staff has concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

B. Vague and Indefinite Aspects of the Proposal

The Proposal contains multiple items that are vague and susceptible to multiple interpretations, which may result in each of the stockholders of the Company and the Company having different expectations for the implementation of the Proposal. Among the vague and indefinite items in the Proposal are the following, each of which will be addressed in more detail below:

- The phrase "quantifiable performance metrics, numerical formulas and payout schedules;"

- Whether "a majority of awards" includes (a) past awards, future awards, or both; and (b) the number of awards (after determining whether past awards, future awards or both are to be considered) given or the compensation provided as a result of awards; and

- The use of the phrase "all equity compensation plans" in the Proposal, but only addressing one equity compensation plan in the Supporting Statement, when the Company maintains six equity compensation plans and continues to grant awards under two such plans.

The Proposal seeks to have the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") adopt a policy requiring "shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules." The stockholders of the Company and the Company might arrive at different conclusion as to exactly what must be approved. It is not clear whether each component of the performance metrics needs to be approved individually, or on a consolidated basis. Further, it is unclear whether those metrics apply to the Company as a whole or for each operating segment of the Company.

In addition, the Proponent's Supporting Statement includes the following examples that the Proponent specifically states would satisfy the performance standards requirement in the Proposal:

1. "if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares."

2. "if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares."

The Company currently uses quantifiable performance metrics in determining awards. Similar to the provisions of the Company's Amended and Restated 2007 Long-Term Incentive Plan (the "2007 Plan") and the Company's 2005 Long-Term Incentive Plan (the "2005 Plan") which may be deemed to lack specificity as to the criteria to be used in granting specific awards, the Proponent's own examples have no specific numerical formulas or payout schedules, which directly contradicts the mandate of the Proposal. As a result, the Proposal is internally inconsistent and, therefore, excludable under Rule 14a-8(i)(3). *See The Ryland Group, Inc.* (avail. Feb. 7, 2008) (concurring that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote on the executive compensation policies included in the Compensation Discussion and Analysis and on approval of the board Compensation Committee Report, while the supporting statement stated that the effect of the proposal would be to provide a vote on "whether the company's policies and decisions on compensation have been adequately explained"). Furthermore, these contradictions could lead to disagreements between the Company and the stockholders of the Company as to what types and scopes of performance standards are acceptable. As a result, the Company's implementation of the Proposal might be vastly different than that envisioned by stockholders of the Company. For example, one stockholder might interpret a grant of 100,000 shares to the CEO as vesting on the grant date, and another stockholder might think that the grant is subject to additional vesting requirements, similar to those applicable to some of the Company's recent equity awards. Further, stockholders may interpret a "10 percent increase in operating income over five years" performance criteria to mean (a) a 10 percent increase in operating income for each of those five years, (b) a 10 percent increase in operating income over the course of the entire five-year period, ignoring any fluctuations in operating income from year to year, or (c) an average 10 percent increase in operating income for the five-year period. The same concerns arise when trying to interpret the Proponent's example of a 10 percent increase in the Company's share price.

The Proposal also requests that the policy require stockholder approval of the "to-be-defined" performance metrics, numerical formulas and payout schedules be implemented for at least a majority of awards to the named executive officers. The Proposal and the Supporting Statement fail to specify what constitutes "a majority of awards to the named executive officers." The Proposal and the Supporting Statement do not address how awards are to be measured -- *i.e.*, whether based upon (i) their fair values as would be reportable under Item 402 of SEC Regulation S-K; (ii) their values as determined under a pricing model such as the Black-Scholes Model; (iii) their actual realized values; or (iv) their values based upon the Company's internal calculations. Further, the stockholders of the Company and the Company could come to different conclusions as to whether "a majority of awards" means (a) greater than 50 percent of the discrete number of awards granted to named executive officers, or (b) greater than 50 percent of the aggregate compensation produced as a result of an undefined number of awards. Moreover, each of the stockholders of the Company and the Company may interpret the phrase "to the named executive officers" to mean either (a) at least a majority of awards to each named executive officer, or (b) at least a majority of the awards to the named executive officers collectively. Finally, the Proposal is unclear as to whether the "majority of awards" requirement would apply retroactively to include any previously-granted awards, or if the requirement would only apply to new awards.

The Proposal requests a policy that all equity compensation plans submitted to stockholders for approval specify the awards that will result from performance. As disclosed on page 70 of the Company's 2012 Proxy Statement filed with the Commission on May 11, 2012 (the "2012 Proxy Statement"), the Company maintains six equity compensation plans. Since June 13, 2007, the Company has issued awards under two of the six equity compensation plans the 2007 Plan and the 2005 Plan. It is unclear whether the Proposal would apply (a) only to new equity compensation plans submitted for stockholder approval; (b) to all new equity compensation plans as well as amendments (of whatever nature) to the 2007 Plan and/or the 2005 Plan, each being a "Long-Term Incentive Plan" under which the Company continues to issue awards; or (c) to all new equity compensation plans as well as amendments (of whatever nature) to any of the six equity compensation plans maintained by the Company regardless of whether awards may still be issued under a particular plan. The Proposal is also unclear as to whether or how it would apply when stockholders of the Company are asked to re-approve performance standards under an existing compensation plan, which the Company's stockholders did in 2011 with respect to each of the 2005 Plan and the 2007 Plan (as part of the amendment and restatement of the 2007 Plan).

The stockholder proposal in *Verizon Communications Inc.* (avail. Feb. 21, 2008) requested that the board of directors of Verizon adopt a new compensation policy for senior managers named in its proxy statement that satisfied certain criteria and formulas. The Staff concurred with Verizon that the proposal could be excluded under Rule 14a-8(i)(3) because the terms of the proposed formulas and criteria were subject to multiple interpretations and were internally inconsistent and, therefore, Verizon would be unable to implement the proposal. Similarly, as explained above, the criteria included in the Proposal's compensation policy are vague, subject to multiple interpretations and internally inconsistent. Because of the inconsistencies and vague and indefinite aspects of the Proposal, neither the stockholders of the Company nor the Company can ascertain with reasonably certainty what the Proposal means, or what actions or measures are required to implement the Proposal.

As provided in Staff Legal Bulletin No. 14B (Sept. 15, 2004), a company may exclude a proposal in reliance on Rule 14a-8(i)(3) when the "resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B also provides that "this objection [vague and indefinite proposal] also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Thus, if a proposal is inherently vague and indefinite, then it is also materially false and misleading. In this instance, not only is the resolution portion of the Proposal inherently vague and indefinite, the Supporting Statement further obfuscates the resolution, rendering the Proposal as a whole inherently vague and indefinite.

As such, we respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has further noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's underlying concerns and essential objective, and when a company has already taken action on an issue addressed in a stockholder proposal, the company is not required to ask its stockholders to vote on that same issue. *See, e.g. Starbucks Corporation* (avail. Dec. 1, 2011); *Symantec Corporation* (avail. June 3, 2010); *Bank of America Corp.* (avail. Dec. 15, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Intel Corp.* (avail. Mar. 11, 2003).

B. The Company's Substantial Implementation.

As previously noted, the Proposal requests that the Compensation Committee adopt a policy that all equity compensation plans submitted to stockholders for approval under Section 162(m) of the Internal Revenue Code specify the awards that will result from performance. The policy would require stockholder approval of quantifiable performance metrics, numerical formulas and payout schedules for at least a majority of awards to the named executive officers.

Although the requirements of the Proposal are vague and subject to multiple interpretations, the Company believes it has already substantially addressed the underlying concerns and objectives of the Proposal in light of recent changes to its compensation plans and anticipated changes to its equity compensation practices and that the Company's "policies, practices and procedures compare favorably with" the ends of the Proposal.

At the Company's 2011 Annual Meeting of Stockholders held on June 16, 2011, the stockholders (a) approved an amendment and restatement of the 2007 Plan and (b) re-approved the performance goals under the 2005 Plan. These incentive plans provide for, among other things, (i) the award of performance-based equity compensation based on quantifiable performance metrics, (ii) the amount potentially payable with respect to equity compensation awards and (iii) the form and timing of the awards.

1. *2007 Plan.*

The amendment and restatement of the 2007 Plan, among other things, authorized additional shares under the 2007 Plan and re-approved the material terms of its performance goals for performance-based compensation to satisfy the requirements of Section 162(m) of the Internal Revenue Code. The 2007 Plan was included as Exhibit 10.1 to the Company's Form 8-K filed on June 17, 2011. Section 7(c) of the 2007 Plan provides the following quantifiable performance metrics that may be used in establishing performance goals for performance-based compensation:

1. Gross sales, net sales, or comparable store sales;
2. Gross margin, cost of goods sold, mark-ups or mark-downs;
3. Selling, general and administrative expenses;
4. Operating income, earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;
5. Net income or net income per common share (basic or diluted);
6. Inventory turnover or inventory shrinkage;
7. Return on assets, return on investment, return on capital, or return on equity;
8. Cash flow, free cash flow, cash flow return on investment, or net cash provided by operations;
9. Economic profit or economic value created;

10. Stock price or total stockholder return; and
11. Market penetration, geographic expansion or new concept development; customer satisfaction; staffing; diversity; training and development; succession planning; employee satisfaction; acquisitions or divestitures of subsidiaries, affiliations or joint ventures.

Accordingly, the 2007 Plan already contemplates the use of quantifiable performance metrics and formulas to produce the amount of compensation that is potentially payable to eligible employees of the Company.

2. *2005 Plan.*

Although the Proposal is unclear as to whether it applies to the 2005 Plan, Section 7(c) of the 2005 Plan, which is included as Appendix B to the Company's 2011 Proxy Statement filed with the Commission on May 16, 2011, contains the same 11 quantifiable performance metrics as the 2007 Plan, and Sections 7(d) and 8(c) of the 2005 Plan contain the exact same language as Sections 7(d) and 8(c), respectively, as the 2007 Plan.

3. *Remaining Compensation Plans.*

As provided in the Compensation Discussion and Analysis in its 2012 Proxy Statement, since June 13, 2007, the Company has only issued awards under the 2005 Plan and the 2007 Plan. The Company does not currently intend to issue any additional awards under the four other equity compensation plans. As such, the Company believes that the absence of any changes or amendments to those plans to add performance standards similar to the Proposal does not negatively affect the Company's substantial implementation of the Proposal.

4. *Additional Implementation of the Proposal.*

In Item 8.01 of the Company's Form 8-K filed with the Commission on June 18, 2012, the Company provided:

> In fiscal 2012, the Compensation Committee added Performance Share Awards to the total mix of long-term equity awards for the Company's Executive Vice Presidents. In line with evolving best practices, the Compensation Committee and the Company anticipate that such awards will comprise an increased percentage of the mix of long-term equity awards granted to named executive officers in future years.

The Compensation Committee's anticipated increased percentage of Performance Share Awards in the future further shows that the Company is implementing a process to increase the amount of equity awards subject to performance standards.

We believe that the terms of the 2007 Plan and the 2005 Plan, taken together with the Compensation Committee's and the Company's anticipated increase in Performance Share Awards, directly and substantially implements the Proposal, and certainly compares favorably with what would be achieved under the Proposal.

Moreover, the Proponent's two examples of acceptable performance standards (awarding 100,000 shares upon attaining a 10 percent increase in share price or operating income) are less stringent than the Company's current practice of making performance-based grants and then requiring an additional time-based vesting requirement. The Company's Compensation Discussion and Analysis in its 2012 Proxy Statement stated:

> During Fiscal 2011, our Executive Vice Presidents received annual equity grants comprised of SARs and performance-based restricted stock units. A majority of their total long-term incentive awards granted was in the form of SARs that vest in installments over four years. The performance-based restricted stock units also vest in installments over four years, but only if the applicable performance measure has been met.

The 2012 Proxy Statement also disclosed:

> Beginning with awards made to Executive Vice Presidents who were NEOs on the Fiscal 2008 grant date, the Company added a performance component to the vesting schedule for restricted stock units. Performance-based restricted stock units granted in Fiscal 2011 to Executive Vice Presidents will vest 25% a year provided the Company's adjusted non-GAAP net income is positive for the year. If this performance hurdle is not met, the restricted stock units will not vest in accordance with the vesting schedule for that year.

As a result of the Compensation Committee's adding a performance component to the vesting schedule for restricted stock units, in some instances restricted stock units granted to officers might not vest. In contrast to the Proponent's two examples of awarding stock upon fulfilling certain targets, the Company's current practice is much more stringent because it requires strong performance throughout the vesting period. The ongoing performance requirements "have teeth," and some awards recently did not vest due to missed targets. For example, the 2012 Proxy Statement disclosed:

> Portions of the restricted stock unit grants that were made in Fiscal 2008 to Mr. Ramsden, Ms. Chang and Ms. Herro did not vest as a result of Fiscal 2011 performance. The 2008, 2009 and 2011 targets for Ms. Chang's and Ms. Herro's awards were not satisfied; therefore, 75% of the Fiscal 2008 grant was forfeited. Mr. Ramsden's Fiscal 2008 grant did not vest in 2009 and 2011, and to date, the cumulative targets have not been satisfied and thus portions of this award remain unvested.

While the Compensation Committee currently decides each of the metrics to be used in awarding performance-based compensation as opposed to the stockholders, one of the Compensation Committee's central functions is to develop the processes and procedures for the consideration and determination of executive compensation. See Item 407(e) of Regulation S-K and New York Stock Exchange ("NYSE") Listed Company Manual Section 303A.05(a)(i). In addition, Item 402(b)(1) of Regulation S-K requires the Compensation Discussion and Analysis within the Company's proxy statement to "explain all material elements of the registrant's compensation of the named executive officers," including seven elements specifically identified in Item 402(b)(1). Among those elements are (a) the objectives of the Company's compensation programs, (b) what the compensation programs are designed to reward, (c) each element of compensation, (d) why the Company chooses to pay each element, and (e) how the Company determines the amount (and, where applicable, the formula) for each element of pay. NYSE Listed Company Manual Section 303A.05(a)(i) requires the Compensation Committee, at a minimum, to (a) determine and approve the chief executive officer's compensation, and (b) make recommendations to the full board of directors with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval. As such, the Company believes that its recent actions have substantially implemented the Proposal, while still preserving the role of the Compensation Committee as required by SEC Rules and the NYSE requirements.

Finally, as a practical matter, the implementation of the Proposal would also (a) negate the Company's ability to adjust its equity compensation program to address changes in applicable tax and other laws and regulations, which would not be in the best interests of the Company or its stockholders, and (b) create a static performance-based award system that could not be modified to address future best practices in executive compensation without first going back to the stockholders for approval. Currently, the 2005 Plan and the 2007 Plan, which are the only plans under the Company is currently awarding performance-based grants, permit the Compensation Committee to adjust equity vesting schedules in certain circumstances, which includes making the vesting of the awards more difficult. The Proposal would take away the Compensation Committee's discretion to adjust performance goals and equity vesting schedules—positively or negatively—which is not in the best interest of the stockholders or the Company.

As such, the Company firmly believes the Proposal may be omitted from the 2013 Proxy Materials under Rule 14a-8(i)(10). This exclusion would be consistent with the Staff's prior no-action letters. We respectfully request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(10) as already having been substantially implemented.

We would appreciate a response from the Staff with respect to this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2013 Proxy Materials. If you have any questions with respect to the foregoing, please contact me at (614) 283-6861.

Very truly yours,

Abercrombie & Fitch Co.



Ronald A. Robins, Jr.
Senior Vice President, General Counsel and
Corporate Secretary

cc: Elizabeth Turrell Farrar
Vorys, Sater, Seymour and Pease LLP (via e-mail)

Salvatore (Sam) J. Chilia
Trustee
Trust for the International Brotherhood of Electrical Workers'® Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

15655045 V.6

Exhibit A



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

January 4, 2013

VIA E-MAIL AND U.S. MAIL

Mr. Ronald A. Robins Jr.
Senior Vice President, General Counsel and Secretary
Abercrombie & Fitch
6301 Fitch Path
New Albany, OH 43054

Dear Mr. Robins:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Abercrombie & Fitch's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2013. As the lead filer of this proposal, the IBEW PBF anticipates that the AFL-CIO Equity Index Fund and the Trowel Trades S&P 500 Index Fund will be co-filing.

The proposal relates to a "Specific Performance Policy" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Abercrombie & Fitch's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2013 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:jld
Enclosure

Form 972

RESOLVED: Shareholders of Abercrombie & Fitch Co. (the "Company") urge the Compensation Committee ("Committee") to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code will specify the awards that will result from performance. This policy shall require shareholder approval of quantifiable performance metrics, numerical formulas and payout schedules ("performance standards") for at least a majority of awards to the named executive officers. If the Committee wants to use performance standards containing confidential or proprietary information it believes should not be disclosed in advance, they can be used for the non-majority of awards to the named executive officers. If changing conditions make previously approved performance standards inappropriate, the Committee may adjust the performance standards and resubmit them for shareholder ratification. This policy should be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: The Company's 2012 advisory vote on executive compensation received support from only 25 percent of its shareholders. In our opinion, this shows a disconnect between executive pay and long term Company performance which warrants dramatic change.

We believe a major contributing factor to this pay for performance misalignment is that the recent plans submitted by the Company for shareholder approval have only cited general criteria so vague or multitudinous as to be meaningless and this has prevented shareholders from knowing what criteria would be used to assess performance and in what way. We are also concerned that the Committee is free to pick performance standards each year to maximize awards.

The Company's current Long Term Incentive Plan provides awards may be subject to a potpourri of 11 metrics including but not limited to: Gross sales, net sales or comparable store sales; Gross margin, cost of goods sold, mark-ups or mark-downs; Selling, general and administrative expenses; Operating income, earnings from operations, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; Net income or net income per share of Common Stock.

We do not believe such complete discretion for the Committee gives shareholders confidence executive pay will be properly aligned with Company performance. Under this proposal, the Committee continues to have complete discretion in selecting any number of metrics and to structure them as it feels appropriate. But under this proposal, the Company must, when submitting a plan for shareholder approval, specify for shareholders the performance standards establishing the link between Company performance and specific awards --a common practice in the United Kingdom. By way of illustration, not intended to limit the Company's discretion, examples satisfying this proposal are:

--if the Company's share price increases 10 percent over its Peer Group for a 36-month period, the CEO shall receive a grant of 100,000 Company shares.

--if the Company's operating income increases 10 percent over five years, the CEO shall receive a grant of 100,000 Company shares.